Exhibit 1

For Immediate Release	1 July 2015

WPP plc (“WPP”)

Voting rights and Capital 30 June 2015

WPP confirms that its capital consists of 1,326,557,359 ordinary shares with voting rights.

WPP holds 30,975,977 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,295,581,382 shares.

The figure 1,295,581,382 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact: Feona McEwan, WPP

For further information please contact:
Feona McEwan, WPP	+44 (0)20 7408 2204